Exhibit 99.1

Claude Announces First Quarter Results

Trading Symbols: TSX: CRJ; OTCQB: CLGRF

SASKATOON, May 8, 2014 /CNW/ - Claude Resources Inc. ("Claude" and or the "Company") today reported its 2014 first quarter operating and financial results. All dollar amounts are in Canadian dollars unless stated otherwise.

Q1 Highlights:

•	Production of 11,344 ounces of gold was 40% higher period over period.
•	Mine production costs of $10.6 million decreased by 9% period over period.
•	Revenue of $15.6 million from the sale of 10,865 ounces of gold.
•	Total cash cost per ounce of gold (1) was $978 (U.S. $886).
•	Net cash margin of $460 per ounce.
•	Cash flow from operations before net changes in non-cash operating working capital (1) of $1.8 million, or $0.01 per share.
•	Net loss of $5.1 million, or $0.03 per share.
•	Completed the sale of the Madsen Gold Project for gross proceeds of $11.2 million in cash and equity of Laurentian Goldfields Inc.
•	Raised $13.4 million in gross proceeds from the sale of a Net Smelter Return Royalty on the Seabee Gold Operation with Orion Mine Finance.

Mike Sylvestre, Interim President and Chief Executive Officer, commented, "We were able to achieve the best first quarter performance in nearly a decade. We demonstrated a 40% increase in produced ounces, a 34% increase in grade and a 4% increase in tonnes milled period over period meanwhile decreasing our mine production costs by 9%. In addition, we successfully completed the winter re-supply program and are experiencing very positive results in our implementation of the new Alimak mining method on the L62 deposit. The first quarter results reflect our ongoing efforts to improve our production while ensuring cash flow optimization. During the first quarter, we also completed the sale of the Madsen Gold Project and partnered with Orion Mine Finance through a royalty at the Seabee Gold Operation to strengthen our balance sheet."

Financial Results

Table 1: Highlights of Financial Results of Operations
	March 31 2014	March 31 2013

Revenue (in 000's)	$15,624	$15,278
Divided by ounces sold	10,865	9,301
Average realized price per ounce (CDN$)	$1,438	$1,643

Production costs (in 000's)	$10,628	$11,584
Divided by ounces sold	10,865	9,301
Total cash costs per ounce (CDN$)	$978	$1,245

Net cash margin per ounce sold	$460	$398

Production royalty (in 000's)	$58	-
Depreciation and depletion (in 000's)	$5,593	$4,549
Gross loss (in 000's)	$(655)	$(855)
Net loss (in 000's)	$(5,111)	$(2,537)
Loss per share (basic and diluted)	$(0.03)	$(0.01)

Gold revenue from the Company's Seabee Gold Operation for the three months ended March 31, 2014 increased 2% to $15.6 million from $15.3 million reported in the first three months of 2013. The increase in gold revenue period over period was attributable to 17% higher gold sales volume (Q1 2014 - 10,865; Q1 2013 - 9,301 ounces) offset by a 12% decline in Canadian dollar gold prices realized (Q1 2013 $1,438 (U.S. $1,303); Q1 2013 - $1,643 (U.S. $1,629)).

During the quarter, mine production costs of $10.6 million (Q1 2013 - $11.6 million) were 9% lower period over period. Total cash cost per ounce of gold (1) for the first quarter decreased 21% to $978 (U.S. $886) per ounce from $1,245 (U.S. $1,235) during the first quarter of 2013.

Cash flow from operations before net changes in non-cash operating working capital (1) of $1.8 million, or $0.01 per share, was slightly up from $1.4 million, or $0.01 per share, reported in the first quarter of 2013.

For the three months ended March 31, 2014, the Company recorded a net loss of $5.1 million, or $0.03 per share (Q1 2013 - net loss of $2.5 million, or $0.01 per share).

Operations

During the first quarter of 2014, the Company milled 64,370 tonnes at a grade of 5.76 grams of gold per tonne (Q1 2013 - 61,877 tonnes at a grade of 4.31 grams of gold per tonne) for total production of 11,344 ounces of gold (Q1 2013 - production of 8,082 ounces of gold). This 40% increase in ounces produced is attributable to a 34% increase in grade and a 4% increase in tonnes milled period over period.

Table 2: Seabee Gold Operation Production Statistics
	March 31 2014	March 31 2013

Operating Data
Tonnes Milled	64,370	61,877
Head Grade (grams per tonne)	5.76	4.31
Recovery (%)	95.1	94.3
Gold Ounces
Produced	11,344	8,082
Sold	10,865	9,301

Santoy Gap Update

During the quarter, the Company continued to make steady progress in developing the Santoy Gap towards production. To date, the Company has completed approximately 200 metres of the 290 metre long ventilation raise and expects to have the raise completed by the end of the second quarter. The completion of the ventilation raise, which provides fresh air underground, represents a significant milestone as it will allow the Company to improve development rates by increasing the underground activity. Also, the Company completed the initial access to the deposit on 28 level and is currently developing the sill. Sampling results from the development sill have demonstrated encouraging results to date and are consistent with the Mineral Reserve.  Development of the 24, 26 and 30 levels is progressing ahead of schedule, with anticipated development ore production from all levels in the second quarter. In addition, the Company is conducting a 27,000 metre infill drilling program to better refine the Santoy Gap resource and optimize mine design. To date, drilling results have been positive and support the Company's model of the deposit.

Exploration

During the first quarter of 2014, exploration expenditures at the Seabee Gold Operation focused on low cost per ounce targets, proximal to infrastructure with the potential to materially impact near-term production, drive resource growth and positively impact the Company's Mineral Reserves and Mineral Resources.

Outlook

For 2014, forecast gold production at the Seabee Operation is estimated to range from 47,000 to 51,000 ounces of gold.  Unit costs for 2014 are expected to be comparable to 2013's unit cash costs of $983 per ounce.  Quarterly operating results are expected to fluctuate throughout 2014; as such, they will not necessarily be reflective of the full year average.

Conference Call and Webcast

We invite you to join our Conference Call and Webcast on May 9, 2014 at 11:00 AM Eastern Time.

To participate in the conference call please dial 1-647-427-7450 or 1-888-231-8191.  A replay of the conference call will be available until May 16, 2014 by calling 1-855-859-2056 and entering the password 34474891.

To view and listen to the webcast on May 9, 2014 please use the following URL in your web browser: http://www.newswire.ca/en/webcast/detail/1342355/1483995

A copy of Claude's 2014 Q1 Management's Discussion & Analysis, Financial Statements and Notes thereto (unaudited) can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at www.sedar.com.

Claude Resources Inc. is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX: CRJ) and the OTCQB (OTCQB: CLGRF). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 1,000,000 ounces of gold from its Seabee Gold Operation in northeastern Saskatchewan. The Company also owns 100 percent of the Amisk Gold Project in northeastern Saskatchewan.

Footnotes

(1)	See description and reconciliation of non-IFRS financial measures in the "Non-IFRS Financial Measures and Reconciliations" section of the Company's 2014 Q1 MD&A available on the Company's website at www.clauderesources.com or on www.sedar.com.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in the Company's Annual Information Form.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release and accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS CONCERNING RESOURCES ESTIMATES

The resource estimates in this document were prepared in accordance with National Instrument 43-101, adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this document, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources".

SOURCE Claude Resources Inc.

%CIK: 0001173924

For further information:

Mike Sylvestre, Interim President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505
Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: Claude Resources Inc.

CNW 16:30e 08-MAY-14